

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2019

<u>Via E-Mail</u>

Jay Yamamoto
Sichenzia Ross Ference LLP
1185 Avenue of the Americas
New York, NY 10036

>   **Re: Document Security Systems, Inc.**
>   **PREC14A filed on November 12, 2019**
>   **File No. 1-32146**

Dear Mr. Yamamoto:

        The staff in the Office of Mergers and Acquisitions in the Division of Corporation
Finance has conducted a limited review of the revised filing listed above.   We have the
following additional comments:

PREC14A filed on November 12, 2019

Background of the Athwal Group, page 12

1. Consider revising the title of this subsection. Currently, the title seems to refer to the
    background or history of the dissident group. However the substance of the disclosure in
    this section describes the Company's contacts with that group.

2. Refer to comment 4 in our prior comment letter dated November 7, 2019. The
    background section you have added in response to that comment begins with a
    description of contacts with the Athwal Group beginning on October 24, 2019. However,
    the corresponding section in the Athwal Group's proxy statement describes contacts
    between Mr. Feigenbaum and Mr. Chan in July 2018, August 2018 and May 2019. If you
    disagree that such contacts occurred, please include appropriate disclosure in your proxy
    statement. If these or other contacts occurred before what you currently include in the
    Company's revised preliminary proxy statement, please revise to describe them in
    reasonable detail.

Proposal 1. Election of Directors, page 9

3. Clarify for shareholders the reference to "unicorns" in the expanded description of Mr.
    Chan's business experience.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions